UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*
Companhia Energética de Minas Gerais – CEMIG
(Name of Issuer)

Common Shares, R$5.00 par value
(Title of Class of Securities)

P2577R102
(CUSIP Number)

March 3, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP No. P2577R102
1	NAMES OF REPORTING PERSONS
BNDES Participações S.A. — BNDESPAR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
63,082,911

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
63,082,911

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,082,911

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.14% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentages are calculated based on 566,036,634 common shares of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2021.

 CUSIP No. P2577R102
1	NAMES OF REPORTING PERSONS
Banco Nacional de Desenvolvimento Econômico e Social - BNDES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
63,082,911 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
63,082,911 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,082,911 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.14% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Represents 63,082,911 common shares of the Issuer directly beneficially owned by BNDESPAR and over which BNDESPAR shares voting and dispositive power with BNDES as its sole shareholder.

(2)
Percentages are calculated based on 566,036,634 common shares of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2021.

Item 1(a).	Name of Issuer: Companhia Energética de Minas Gerais – CEMIG
Item 1(b).	Address of Issuer’s Principal Executive Offices: Avenida Barbacena 1200 Belo Horizonte, MG 30190-131 Brazil
Item 2(a).	Name of Person Filing: (i) BNDES Participações S.A. — BNDESPAR (ii) Banco Nacional de Desenvolvimento Econômico e Social – BNDES (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office, or, if none, Residence: Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil
Item 2(c).	Citizenship: Federative Republic of Brazil
Item 2(d).	Title of Class of Securities: Common Shares, R$5.00 par value
Item 2(e).	CUSIP No.: P2577R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The following information with respect to the ownership of the common shares of the Issuer by the Reporting Persons is provided as of May 3, 2022.

Reporting Person	Amount beneficially owned:		Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
BNDES Participações S.A. - BNDESPAR	63,082,911		11.14	%(1)	0	63,082,911	0	63,082,911
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	63,082,911	(2)	11.14	% (1)	0	63,082,911	0	63,082,911

(1) Percentages are calculated based on 566,036,634 common shares of the Issuer outstanding as of June 30, 2021, as reported in the Issuer’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 4, 2021.

(2)  Represents 63,082,911 common shares of the Issuer directly beneficially owned by BNDESPAR and over which BNDESPAR shares voting and dispositive power with BNDES as its sole shareholder.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

BNDES Participações S.A. - BNDESPAR

By:	/s/ Pablo Valente de Souza
Name: Pablo Valente de Souza
Title: Attorney-in-fact

By:	/s/ Reinaldo Luiz Bedin Junior
Name: Reinaldo Luiz Bedin Junior
Title: Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2022

Banco Nacional de Desenvolvimento Econômico e Social - BNDES

By:	/s/ Pablo Valente de Souza
Name: Pablo Valente de Souza
Title: Attorney-in-fact

By:	/s/ Reinaldo Luiz Bedin Junior
Name: Reinaldo Luiz Bedin Junior
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons (filed herewith).

Exhibit 1

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 3rd day of May 2022, by and among BNDES Participações S.A. — BNDESPAR (“BNDESPAR”) and Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”).

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on Schedule 13D or 13G relating to their ownership (direct or otherwise) of any securities of Companhia Energética de Minas Gerais - CEMIG (“CEMIG” or the “Issuer”), a sociedade por ações, de economia mista (a state-controlled mixed capital company) organized under the laws of the Federative Republic of Brazil, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Exchange Act. This Agreement may be included as an exhibit to any such joint filing. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each party to this Agreement acknowledges that it shall be responsible for the timely filing of such Filings, and for the completeness and accuracy of the information concerning itself or contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other parties to this Agreement contained herein or therein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

BNDES Participações S.A. — BNDESPAR

/s/ Pablo Valente de Souza
By:	Pablo Valente de Souza
Title: Attorney-in-fact

/s/ Reinaldo Luiz Bedin Junior
By:	Reinaldo Luiz Bedin Junior
Title: Attorney-in-fact

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Pablo Valente de Souza
By:	Pablo Valente de Souza
Title: Attorney-in-fact

/s/ Reinaldo Luiz Bedin Junior
By:	Reinaldo Luiz Bedin Junior
Title: Attorney-in-fact